

March 31, 2014

Via E-mail
Joseph E. Miller
Chief Financial Officer
Griffin Capital Essential Asset REIT II, Inc.
Griffin Capital Plaza
1520 Grand Avenue
El Segundo, California 90245

> **Re:**   **Griffin Capital Essential Asset REIT II, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 3, 2014**
> **File No. 333-194280**

Dear Mr. Miller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Prospectus Cover Page

6.   Please revise to consolidate the cover page risk factors and otherwise revise your disclosure to make the cover more legible, including increasing the font size, as appropriate.

7.   We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Please refer to Item 1(b) of Form S-11 for guidance.

8.   Please revise your cover page risk factor on debt to indicate that your charter limit on leverage of 300% of your net assets may be exceeded with board approval.

Prospectus Summary, page 10

Conflicts of Interest, page 11

9.   Please revise to discuss the conflict that exists due to the fact that your Advisor has
        incentives to purchase properties using debt since acquisition and asset management fees
        will increase when your Advisor uses debt to acquire properties. Please also expand this
        disclosure to clearly state that acquisition fees are based on the contract purchase price
        and may create an incentive for your Advisor to accept a higher purchase price for those
        assets or to purchase assets that may not otherwise be in your best interest. Please also
        revise you in your Conflicts of Interest section beginning on page 80.

Estimated Use of Proceeds, page 15

10.   Please expand your disclosure under this heading to also disclose acquisition fees and
        expenses based on your maximum leverage.

Risk Factors, page 19

"Our advisor will face conflicts of interest relating to the incentive fee structure…," page 26

11.   We note that, upon termination of the advisory agreement, your advisor shall be entitled
        to a termination distribution. Please revise to explain in greater detail how such fee is
        determined. In addition, please revise your risk factor disclosure, as applicable, to
        describe the risks relating to the difficulty in terminating your advisor even for poor
        performance.

Investment Objectives and Related Policies, page 45

12.   We note that your board of directors may change your investment policy without a
        shareholder vote. Please disclose how you intend to notify shareholders of any change to
        your investment policy.

Management Compensation, page 73

13.   We note that you intend to reimburse your advisor for personnel costs. Please
        specifically disclose whether you will reimburse your advisor for the salaries and benefits
        to be paid to your named executive officers. In addition, in future filings that require
        Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees
        paid to the advisor and with respect to reimbursements, please specify any amounts
        reimbursed for salaries or benefits of a named executive officer. Please also revise your
        disclosure in the "Compensation to Our Advisor and its Affiliates" section of the
        Prospectus Summary on page 14.

Conflicts of Interest, page 80

Interests in Other Real Estate Programs, page 80

14.   Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you.

Prior Performance Summary, page 92

15.   We note your disclosure on page 92 that the information in this section represents the historical experience of certain real estate programs sponsored by your Sponsor and its affiliates through December 31, 2012. Please revise to update.

Griffin Capital Essential Asset REIT, Inc., page 94

16.   Please revise your disclosure to indicate the total number of investors in this program.

Legal Matters, page 164

17.   Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Baker Donelson.

Appendix A, page A-1

Prior Performance Tables, page A-1

18.   Please revise to update your disclosure in Appendix A. For example purposes only, we note that you provide disclosure as of December 31, 2012.

19.   Please revise to expand your disclosure to provide information for programs the offering of which closed in the most recent three years in Table I and five years in Table III, or advise.

Table III, page A-7

20.   We note your indication that Table III has been provided on a tax basis rather than on a GAAP basis and that differences between these bases may be significant. We do not object to the use of the tax basis for Table III if significant differences in the operating results between GAAP basis and Tax basis are appropriately disclosed in order to prevent the information in the table from being misleading. Please revise your disclosure in an amended filing to appropriately address the significant differences between GAAP and Tax bases. Reference is made to Guide 5 of the Real Estate Manual.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

21.   We note that the exhibit list includes numerous "form of" agreements or other documents. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please file final versions of all required exhibits as promptly as possible.

22.   We note that you filed an unexecuted version of your articles of incorporation as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Howard S. Hirsch
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
        Via E-mail